SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

**CABLEVISION CHOICE 401(k) SAVINGS PLAN**

**CABLEVISION SYSTEMS CORPORATION**
1111 Stewart Avenue
Bethpage, New York 11714

**CABLEVISION CHOICE 401(K) SAVINGS PLAN**

**Table of Contents**



* Schedules required for Form 5500, which are not applicable, have not been included.

KPMG LLP
Suite 200
1305 Walt Whitman Road
Melville, NY 11747-4302

## Report of Independent Registered Public Accounting Firm

The Plan Administrator
Cablevision CHOICE 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Melville, New York
June 26, 2007

# CABLEVISION CHOICE 401(k) SAVINGS PLAN
## Statements of Net Assets Available for Benefits
## December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| Assets: | | |
| Investments: | | |
| Registered investment company mutual funds | $386,002,678 | $267,519,554 |
| Managed equity investment portfolio | 1,995,131 | 1,969,513 |
| Cablevision stock fund | 100,556,988 | 77,212,030 |
| Common/collective trust fund | 63,736,042 | 71,038,228 |
| Cash equivalents | 1,984,880 | 2,433,986 |
| Participant loans receivable | 24,450,142 | 21,063,620 |
| Total investments | 578,725,861 | 441,236,931 |
| Receivables: | | |
| Employer contribution | 267,390 | 685,902 |
| Participant contributions | 865,561 | 2,216,211 |
| Dividend and interest receivables | 482,133 | 437,861 |
| Total receivables | 1,615,084 | 3,339,974 |
| Non-interest bearing cash | 92,983 | 143 |
| Total assets | 580,433,928 | 444,577,048 |
| Liabilities: | | |
| Due to broker for securities purchased | 122,009 | - |
| Excess employee contributions | 241,435 | - |
| Total liabilities | 363,444 | - |
| Net assets available for benefits at fair value | 580,070,484 | 444,577,048 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1) | 1,007,097 | 1,233,423 |
| Net assets available for benefits | $581,077,581 | $445,810,471 |

See accompanying notes
to financial statements.

## CABLEVISION CHOICE 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| Additions: | | |
| Additions to net assets attributed to: | | |
| Investment income: | | |
| Net appreciation in fair value of investments | $ 51,342,794 | $ 3,698,638 |
| Interest from participant loans | 1,458,849 | 963,687 |
| Interest and dividends | 47,213,368 | 9,888,195 |
| | 100,015,011 | 14,550,520 |
| Contributions: | | |
| Employer | 14,075,956 | 13,151,562 |
| Participant | 49,273,359 | 43,240,748 |
| Rollovers | 3,644,460 | 1,253,164 |
| | 66,993,775 | 57,645,474 |
| Total additions | 167,008,786 | 72,195,994 |
| Deductions: | | |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | 31,677,839 | 33,058,827 |
| Administrative expenses | 63,837 | 23,995 |
| Total deductions | 31,741,676 | 33,082,822 |
| Net increase | 135,267,110 | 39,113,172 |
| Net assets available for benefits: | | |
| Beginning of year | 445,810,471 | 406,697,299 |
| End of year | $581,077,581 | $445,810,471 |

See accompanying notes
to financial statements.

## (1) Description of the Plan and Nature of Operations

The following description of the Cablevision CHOICE 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

### *a) General*

The Plan is a 401(k) defined contribution plan for the benefit of employees of CSC Holdings, Inc. and certain subsidiaries and affiliated companies (Cablevision or the Company), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993, and has since been amended. The Plan generally covers full-time employees who have completed thirty days of service; provided, however, that certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

*Plan Merger*

In December 2006, the PVI Virtual Media Services LLC 401(k) Plan (the PVI Plan), a plan that was sponsored by a wholly-owned subsidiary of the Company, was merged into the Plan. Approximately $1,128,000 of PVI Plan assets were liquidated and contributed to the Plan which is reflected as a rollover in the statement of changes in net assets available for benefits for the year ended December 31, 2006.

### *b) Management of Investment Assets*

Investment assets of the Plan are maintained under a trust agreement with Mellon Bank, N.A. (Mellon). All investment and participant loan transactions are executed by Mellon at the direction of and for the exclusive benefit of participants under the Plan.

### *c) Contributions*

Eligible employees may, at their option, contribute up to 50% (1% to 15% if highly compensated for periods prior to January 1, 2005) each year of their eligible pre-tax compensation, as defined and, up to 10% of their after tax compensation into any of the available investment elections. Effective January 1, 2005, highly compensated employees may, at their option, contribute 1% to 25% of their eligible pre-tax compensation as defined and, up to 10% of their after tax compensation. The Plan provides that the Company will make a matching contribution of 50% of the first 6% of a participant's pre-tax contribution to the Plan after the participant completes one year of service. Annual contributions allocated to the participant's account cannot exceed the lesser of (a) $44,000 or (b) 100% of a participant's compensation for the plan year. Contributions are subject to certain other limitations.

A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered as deferred contributions for all purposes under the Plan, except that catch-up contributions: (a) will not be subject to the percentage contribution limitations, and (b) will not exceed $5,000 and $4,000 for the plan years ended December 31, 2006 and 2005, respectively

***d) Forfeited Accounts***

Forfeitures are used to reduce employer contributions. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. In 2006 and 2005 employer contributions were reduced by $393,750 and $550,099, respectively, from utilizing forfeited nonvested accounts. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $765,770 and $669,456, respectively. These accounts will be used to reduce future employer contributions.

***e) Participants' Accounts***

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions to the investments described below are participant directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

***f) Vesting***

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contribution, plus earnings thereon, vests 20% after one year of credited service and 20% annually thereafter, so that a participant is 100% vested after five years of credited service.

***g) Payment of Benefits***

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an eligible retirement plan of all or part of the payment.

***h) Registered Investment Company Mutual Funds***

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds. The following mutual funds were available for participant contribution allocations at December 31, 2006 and 2005:

AIM Charter "A" Fund
American Balance Fund A
Dreyfus Appreciation Fund
Dreyfus Basic S&P 500 Stock Index Fund
Dreyfus Short Intermediate Government Fund
Franklin Balance Sheet Investment Fund
Franklin Small-Mid Cap Growth Fund
MFS Core Growth Fund

PIMCo Total Return Fund
Templeton Foreign Fund
Washington Mutual Investors Fund A

*i)* ***Managed Equity Investment Portfolio***

Managed equity investment portfolio represents the Plan's interests in primarily equity securities managed by AllianceBernstein L.P.

*j)* ***Cablevision Stock Fund***

The Plan maintains an investment in the Cablevision stock fund which consists primarily of investments in Cablevision NY Group Class A common stock.

The Cablevision Stock Fund held 3,467,974 and 3,225,055 shares of Cablevision NY Group Class A common stock valued at quoted market value of $98,767,900 and $75,692,041, at December 31, 2006 and 2005, respectively. The Cablevision stock fund also held 1,789,088 and 1,519,989 shares of TBC Income Pooled Employee Funds (a temporary investment fund) with a market value of $1,789,088 and $1,519,989 at December 31, 2006 and 2005, respectively.

*k)* ***Common/Collective Trust Fund***

The common/collective trust fund represents the Plan's investment in the Stable Value Fund which invests primarily in a diversified portfolio of Guaranteed Investment Contracts (GIC's) issued by insurance companies, which guarantee the principal and rate of return on the GIC's. The value of the portfolio is not guaranteed.

*l)* ***Cash Equivalents***

Cash equivalents represent monies held in various holding and disbursement accounts maintained by the Trustee pending allocation to other investments or disbursement to participants for benefits. These accounts invest primarily in short-term money market instruments.

*m)* ***Participant Loans Receivable***

Subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid within four and one-half years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the Plan effective with the merger of the MSG Plan in January 2001. All loans bear interest at a rate fixed by the Plan administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2006 and 2005 bore interest at rates ranging from 5% to 10.5% with maturity dates through 2022.

*n)* ***Due to Broker for Securities Purchased***

This liability represents amounts due for investment transactions recorded which were not settled and paid at the end of the 2006 plan year.

*o)* ***Plan Termination***

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

*p)* ***Related Party Transactions and Administrative Fees***

Certain plan investments are shares of mutual funds managed by Mellon. As Mellon is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions. Administrative and investment management fees of the Plan are paid by the Company if not paid from the assets of the Plan. Certain investment management and advisory fees paid from Plan assets in 2006 and 2005 amounted to $63,837 and $23,995, respectively. All other administrative, investment management and certain advisory fee expenses in 2006 and 2005 were paid by the Company.

*q)* ***New Accounting Pronouncements***

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires the Plan to present in the statement of net assets available for benefits the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the statement of net assets available for benefits as of December 31, 2005 to conform to the 2006 presentation which had no impact on total net assets available for benefits as the amounts reflect the contract value of fully benefit responsive contracts held by the Plan.

*r)* ***Subsequent Event***

In March 2007, the Plan was amended to merge the Administrative and Investment Committees that oversee the Plan into one committee, the Investment and Benefits Committee.

*s)* ***Reclassifications***

Certain reclassifications have been made to the 2005 financial statement presentation to conform to the 2006 presentation.

**(2) Summary of Significant Accounting Policies**

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The more significant accounting policies followed by the Plan are as follows:

***a) Basis of Presentation***

The accompanying financial statements have been prepared on the accrual method of accounting.

***b) Investment Valuation and Income Recognition***

The Plan's investment assets are stated at fair market value at the end of the plan year as determined by quoted market values. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common/Collective Trust funds are presented in the Plan's statement of net assets available for benefits as required under the FSP at fair value as determined by the issuer of the trust based on the fair values of the underlying assets of such trust. Participant loans receivable are valued at cost. The difference between cost and fair value is not material to the Plan's financial statements as of December 31, 2006 and 2005. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

***c) Payment of Benefits***

Benefits are recorded when paid.

***d) Use of Estimates***

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

***e) Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

**(3) Investments**

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2006 and 2005:

| | | 2006 | 2005 |
|---|---|---|---|
| Dreyfus Basic S&P 500 Stock Index Fund | $ | 126,851,460 | 25,996,304 |
| Cablevision NY Group Class A Common Stock | | 98,767,900 | 75,692,041 |
| Stable Value Fund | | 64,743,139 | 72,271,651 |
| Dreyfus Appreciation Fund | | 44,676,267 | 50,169,303 |
| American Balance Fund A | | 34,704,924 | 36,517,904 |
| Franklin Balance Sheet Investment Fund | | 34,134,089 | 34,046,383 |
| Franklin Small-Mid Cap Growth Fund | | 31,776,721 | 24,729,588 |
| Washington Mutual Investors Fund A | | 31,024,363 | * |
| Templeton Foreign Fund | | 30,415,637 | 26,184,320 |

* Investment did not exceed 5% of net assets available for benefits at the respective date.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

| | | 2006 | 2005 |
|---|---|---|---|
| Registered investment company mutual funds | $ | 27,047,389 | 7,004,296 |
| Managed equity investment portfolio | | 298,612 | 113,669 |
| Cablevision stock fund | | 24,363,600 | (3,420,040) |
| Common/collective trust fund | | (366,807) | 713 |
| | $ | 51,342,794 | 3,698,638 |

**(4) Tax Status**

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated October 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

**(5) Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

| | 2006 | 2005 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 581,077,581 | 445,810,471 |
| Amounts allocated to withdrawing participants at December 31, 2006 | (351,027) | (390,953) |
| Less: Contract value adjustment | (1,007,097) | — |
| Net assets available for benefits per the Form 5500 | $ 579,719,457 | 445,419,518 |

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2006 and 2005 to Form 5500:

| | **2006** | **2005** |
|---|---|---|
| Benefits paid to participants per the financial statements | $ 31,677,839 | 33,058,827 |
| Add – amounts allocated to withdrawing participants at December 31, 2006 | 351,027 | 390,953 |
| Less – amounts allocated to withdrawing participants at December 31, 2005 | (390,953) | (943,885) |
| Benefits paid to participants per Form 5500 | $ 31,637,913 | 32,505,895 |

Amounts allocated to withdrawing participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2006 to Form 5500:

| | **2006** |
|---|---|
| Total investment income per the financial statements | $ 100,015,011 |
| Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts | (1,007,097) |
| Total investment income per the Form 5500 | $ 99,007,914 |

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

# CABLEVISION CHOICE 401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006 (continued)

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value | (e) Current Value |
|---|---|---|---|
| | **Registered Investment Company Mutual Funds:** | | |
| * | Mellon Trust | Dreyfus Basic S&P 500 Stock Index Fund, 4,313,208 shares | $ 126,851,460 |
| * | Mellon Trust | Dreyfus Appreciation Fund, 1,020,239 shares | 44,676,267 |
| * | Mellon Trust | American Balance Fund A, 1,824,654 shares | 34,704,924 |
| * | Mellon Trust | Franklin Balance Sheet Investment Fund, 511,679 shares | 34,134,089 |
| * | Mellon Trust | Franklin Small-Mid Cap Growth Fund, 841,322 shares | 31,776,721 |
| * | Mellon Trust | Washington Mutual Investors Fund A, 889,970 shares | 31,024,363 |
| * | Mellon Trust | Templeton Foreign Fund, 2,229,885 shares | 30,415,637 |
| * | Mellon Trust | PIMCo Total Return Fund, 1,849,681 shares | 19,199,687 |
| * | Mellon Trust | AIM Charter "A" Fund, 1,131,726 shares | 17,405,945 |
| * | Mellon Trust | Dreyfus Short Intermediate Government Fund, 1,158,924 shares | 12,018,045 |
| * | Mellon Trust | MFS Core Growth Fund, 200,929 shares | 3,795,540 |
| | | | 386,002,678 |
| | **Managed Equity Investment Portfolio:** | | |
| | Allegheny Energy Inc . | Allegheny Energy Inc ., 200 shares | 9,182 |
| | Altria Group Inc. | Altria Group Inc., 555 shares | 47,630 |
| | American Elec Pwr Inc. | American Elec Pwr Inc., 200 shares | 8,516 |
| | American Intl Group, Inc. | American Intl Group, Inc. 895 shares | 64,136 |
| | Amerisourcebergen Corp. | Amerisourcebergen Corp., 275 shares | 12,364 |
| | Arrow Electronics Inc. | Arrow Electronics Inc., 200 shares | 6,310 |
| | AT&T Inc. | AT&T Inc., 700 shares | 25,025 |
| | Bank of America Corp. | Bank of America Corp., 954 shares | 50,934 |
| | Black & Decker Corp. | Black & Decker Corp., 90 shares | 7,197 |
| | Boeing Co. | Boeing Co., 320 shares | 28,429 |
| | BP PLC Sponsored ADR | BP PLC Sponsored ADR, 500 shares | 33,550 |
| | CBS Corp. | CBS Corp., 1,300 shares | 40,534 |
| | Chubb Corp. | Chubb Corp., 200 shares | 10,582 |
| | Chevron Corp. | Chevron Corp., 685 shares | 50,368 |
| | Cisco Systems Inc. | Cisco Systems Inc., 475 shares | 12,982 |
| | Citigroup Inc. | Citigroup Inc., 1,400 shares | 77,980 |
| | Clorox Company | Clorox Company, 225 shares | 14,434 |
| | Comcast Corp. | Comcast Corp., 1,000 shares | 41,880 |
| | Conocophilips | Conocophilips, 500 shares | 35,975 |
| | Crown Castle Intl Corp. | Crown Castle Intl Corp., 275 shares | 8,883 |
| | CSX Corp. | CSX Corp., 200 shares | 6,886 |
| | Daimler Chrysler | Daimler Chrysler, 280 shares | 17,195 |
| | Electronic Data Systems Corp. | Electronic Data Systems Corp., 600 shares | 16,530 |
| | Entergy Corp. | Entergy Corp., 125 shares | 11,540 |
| | Exxon Mobil Corp. | Exxon Mobil Corp., 650 shares | 49,810 |
| | Fannie Mae | Fannie Mae, 465 shares | 27,616 |
| | Flextronics Int'l. Ltd. | Flextronics Int'l. Ltd., 1,400 shares | 16,072 |
| | Freddie Mac Corp. | Freddie Mac Corp., 585 shares | 39,721 |
| | Genworth Financial Inc. | Genworth Financial Inc., 425 shares | 14,539 |
| | Goldman Sachs Group Inc. | Goldman Sachs Group Inc., 50 shares | 9,968 |
| | Hartford Financial Services Group Inc. | Hartford Financial Services Group Inc., 125 shares | 11,664 |
| | Idearc Inc. | Idearc Inc., 10 shares | 286 |
| | IBM Corp. | IBM Corp., 225 shares | 21,859 |
| | Ingersoll-Rand Company | Ingersoll-Rand Company, 150 shares | 5,870 |
| | Interpublic Group Cos Inc. | Interpublic Group Cos Inc., 600 shares | 7,344 |
| | JP Morgan Chase & Co. | JP Morgan Chase & Co., 1,300 shares | 62,790 |
| | MBIA Inc. | MBIA Inc., 100 shares | 7,306 |
| | McDonalds Corp. | McDonalds Corp., 700 shares | 31,031 |
| | Merck & Co., Inc. | Merck & Co., Inc., 350 shares | 15,260 |
| | Merrill Lynch & Co. Inc. | Merrill Lynch & Co. Inc., 560 shares | 52,136 |
| | Metlife Inc. | Metlife Inc., 400 shares | 23,604 |

# CABLEVISION CHOICE 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006 (continued)

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value | (e) Current Value |
|---|---|---|---|
| | Microsoft Corp. | Microsoft Corp., 1,100 shares | 32,846 |
| | Mittal Stl Co. | Mittal Stl Co., 300 shares | 12,654 |
| | National City Corp. | National City Corp., 600 shares | 21,936 |
| | Nokia Corp. | Nokia Corp., 500 shares | 10,160 |
| | Norfolk Southern Corp. | Norfolk Southern Corp., 250 shares | 12,572 |
| | Office Depot Inc. | Office Depot Inc., 275 shares | 10,497 |
| | Owens Ill, Inc. | Owens Ill, Inc., 400 shares | 7,380 |
| | Pepsico Inc. | Pepsico Inc., 300 shares | 18,765 |
| | Pfizer Inc. | Pfizer Inc., 1650 shares | 42,735 |
| | Procter & Gamble Co. | Procter & Gamble Co., 390 shares | 25,065 |
| | Renaissancere Holdings, Ltd. | Renaissancere Holdings, Ltd., 150 shares | 9,000 |
| | Safeway Inc. | Safeway Inc., 700 shares | 24,192 |
| | Sanmina-Sci Corp. | Sanmina-Sci Corp., 1,200 shares | 4,140 |
| | Sara Lee Corp. | Sara Lee Corp., 750 shares | 12,772 |
| | Smurfit-Stone Container Corp. | Smurfit-Stone Container Corp., 800 shares | 8,448 |
| | Solectron Corp. | Solectron Corp., 1,900 shares | 6,118 |
| | Sprint Nextel Corp. | Sprint Nextel Corp., 1,500 shares | 28,335 |
| | SPX Corp. | SPX Corp., 150 shares | 9,174 |
| | St. Paul Travelers Co. Inc. | St. Paul Travelers Co. Inc., 303 shares | 16,268 |
| | Target Corp. | Target Corp., 125 shares | 7,131 |
| | Time Warner Inc. | Time Warner Inc., 1,725 shares | 37,570 |
| | Toyota Motor Corp. | Toyota Motor Corp., 30 shares | 4,029 |
| | Verizon Communications | Verizon Communications, 325 shares | 12,103 |
| | Wachovia Corp. | Wachovia Corp., 125 shares | 7,119 |
| * | AllianceBernstein L.P. | Int'l Value Portfolio, 21,318 shares | 561,521 |
| | XL Cap Ltd. | XL Cap Ltd., 225 shares | 16,205 |
| | TBC Income Pooled Employee Funds | Daily Liquidity Fund, 478 shares | 478 |
| | | | 1,995,131 |
| | **Cablevision Stock Fund:** | | |
| * | Cablevision Systems Corporation | Cablevision NY Group Class A Common Stock, 3,467,974 shares | 98,767,900 |
| | TBC Income Pooled Employee Funds | Daily Liquidity Fund, 1,789,088 shares | 1,789,088 |
| | | | 100,556,988 |
| | **Common/Collective Trust Fund:** | | |
| * | Mellon Trust | Stable Value Fund, 64,743,139 shares | 63,736,042 |
| | **Cash Equivalents:** | | |
| * | Mellon Trust | Interest-Bearing Cash | 188,483 |
| | TBC Income Pooled Employee Funds | Daily Liquidity Fund, 1,796,397 shares | 1,796,397 |
| | | | 1,984,880 |
| * | Plan Participants | Participant loans receivable, varying amounts, maturing on various dates through 2022, at interest rates ranging from 5% to 10.5% | 24,450,142 |
| | | | $578,725,861 |

* Represents a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

## EXHIBIT INDEX

Exhibit No.

| | |
|---|---|
| 23 | Consent of KPMG LLP |

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**CABLEVISION CHOICE 401(k) SAVINGS PLAN**

Date: June 26, 2007

By: ______________________

Chairman of the Cablevision
Investment and Benefits Committee

KPMG

Exhibit 23

**Consent of Independent Registered Public Accounting Firm**

Cablevision Systems Corporation
Cablevision CHOICE 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-134260, No. 333-57924 and No. 333-54346) on Form S-8 of Cablevision Systems Corporation, of our report, dated June 25, 2007, with respect to the statements of net assets available for benefits of Cablevision CHOICE 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended and supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2006, which report appears in the annual report on Form 11-K for the year ended December 31, 2006.

Melville, New York
June 26, 2007

KPMG LLP

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